FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of July 2006

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On July 26, 2006 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Nurit Benjamini

Title: Chief Financial Officer

Date: July 26, 2006

Exhibit 1

Compugen Reports Second Quarter 2006 Financial Results

TEL AVIV, ISRAEL, July 26, 2006 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the second quarter ended June 30, 2006.

Alex Kotzer, President and CEO, stated, "In line with our previously disclosed commercial roadmap, we have now initiated further biological validation for five potential therapeutic molecules in anticipation of seeking licensing and co-development partners for those that successfully complete this next stage. These five candidates were chosen as the most promising potential products based on the initial biological evaluation of approximately seventy novel proteins and peptides previously predicted by our therapeutic protein discovery engine. The chosen molecules, with demonstrated functional biological activities, are therapeutic candidates mainly for various forms of cancer and autoimmune diseases. We are also on target with our commercial roadmap with respect to our diagnostic activities, where together with our partners for immunoassay diagnostics, more than ten partner-selected Compugen discovered cancer and cardiovascular disease related biomarkers are being evaluated, and we have begun discussing possible collaborations for our initial nucleic acid biomarker discoveries. These accomplishments, along with some exciting progress in our research and discovery unit were the highlights of a successful second quarter."

The Company has previously stated that its anticipated primary sources of future revenues are milestone and revenue sharing payments from licensing and other arrangements covering the development and marketing of diagnostic and therapeutic products based on the Company`s discoveries. Subject to the successful attainment of milestones by the Company`s partners, Compugen anticipates that it will begin to receive such payments from its existing arrangements by the end of this year or early next year, and that these revenues will increase substantially in the following years as products based on Compugen discovered molecules progress towards commercialization.

As anticipated, revenues for the second quarters of both 2006 and 2005 were not significant ($5,000 for the second quarter of 2006 and $70,000 for the second quarter of 2005). The net loss for the quarter was $3.6 million (including non-cash expense of $472,000 related to stock based compensation), or $0.13 per share, compared with a net loss of $3.3 million (including non-cash income of $9,000 related to stock based compensation), or $0.12 per share, for the corresponding quarter of 2005.

Revenues for the six months ended June 30, 2006 were $205,000, compared to $551,000 for the same period in 2005. The net loss for the first six months of 2006 was $6.7 million (including non-cash expense of $1 million related to stock based compensation), or $0.24 per share, compared with a net loss of $7.1 million (including non-cash income of $19,000 related to stock based compensation), or $0.25 per share, for the same period in 2005.

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Research and development expenses of $3.0 million for the most recent quarter compared to $3.1 million for the second quarter of 2005, remains the Company`s largest expense. Research and development expense for the first six months of 2006 were $5.7 million compared to $6.5 million for the comparable period in 2005. These amounts are before the deduction of governmental and other grants, which totaled $105,000 for the second quarter ended June 30, 2006, compared with $404,000 for the corresponding quarter in 2005, and $522,000 for the first six months of 2006 compared with $788,000 for the comparable period in 2005.

As of June 30, 2006, Compugen had $30.4 million in cash, cash equivalents, long term deposits, and marketable securities, a decrease of $6.4 million for the six months   from December 31, 2006.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its first quarter results on July 26, 2006 at 10:00 am EST. To access the conference call, please dial 1-866-860-9642 from the US or +972 3-918-0610 internationally. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-866-276-1485 from the US or +972 3-925-5901 internationally. The replay will be available until 12 noon EST on July 28, 2006.

The call will also be available via live Web cast through Compugen`s Website, located at www.cgen.com.

About Compugen

Compugen`s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. The Company`s powerful discovery engines enable the predictive discovery of numerous potential therapeutics and diagnostic biomarkers. This capability results from the Company`s decade-long pioneering efforts in the deeper understanding of important biological phenomena at the molecular level through the incorporation of ideas and methods from mathematics, computer science and physics into biology, chemistry and medicine. To date, Compugen`s product discovery efforts and its initial discovery engines have focused mainly within the areas of cancer, immune-related and cardiovascular diseases. The Company's primary commercialization pathway for its therapeutic and diagnostic product candidates is to enter into milestone and revenue sharing out-licensing and joint development agreements with leading companies. Compugen has established an agricultural biotechnology affiliate - Evogene, and a small-molecule drug discovery affiliate - Keddem Bioscience. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

Company contact:

Nurit Benjamini

Chief Financial Officer

Compugen Ltd.

Email: nurit@cgen.com

Tel: +972-3-7658-525

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COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006 Unaudited	2005 Unaudited	2006 Unaudited	2005 Unaudited

Revenues
	5	70	205	551

Cost and Expenses
Cost of revenues	-	57	6	76
Research and development expenses	2,979	3,064	5,711	6,547
Less: governmental and other grants	(105)	(404)	(522)	(788)
Research and development expenses, net	2,874	2,660	5,189	5,759
Sales and marketing expenses	364	443	781	902
General and administrative expenses	574	617	1,230	1,320
Total operating expenses *	3,812	3,777	7,206	8,057

Operating loss	(3,807)	(3,707)	(7,001)	(7,506)
Financing income, net	181	317	287	312
Other income	6	50	6	116
Net loss	(3,620)	(3,340)	(6,708)	(7,078)
Basic and diluted net loss per ordinary share	(0.13)	(0.12)	(0.24)	(0.25)
Weighted average number of ordinary shares outstanding	27,938,110	27,774,037	27,920,170	27,766,371

* Includes stock based compensation

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COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30, 2006 Unaudited	December 31, 2005 Audited

ASSETS

Current assets

Cash, cash equivalents, and marketable securities	25,512	30,987
Cash held in favor of other consortium partners	-	834
Receivables and prepaid expenses	591	676
Total current assets	26,103	32,497

Long-term investments
Marketable securities	4,876	4,983
Investment in Evogene	812	-
Other assets	1,402	1,606
Property and equipment, net	2,449	3,020
Total assets	35,642	42,106

LIABILITIES AND SHAREHOLDERS` EQUITY

Current liabilities
Accounts payable and accrued expenses	2,026	3,473
Deferred revenues	-	200
Total current liabilities	2,026	3,673

Long-term liabilities
Accrued severance pay	1,450	1,659
Other long-term liabilities	135	60
Excess of losses over investment in Evogene	-	466
Total long-term liabilities	1,585	2,185

Total shareholders` equity	32,031	36,248
Total liabilities and shareholders` equity	35,642	42,106

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